SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A. - INSTITUIÇÃO DE PAGAMENTO

(Name of Subject Company)

GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A. - INSTITUIÇÃO DE PAGAMENTO

(Name of Person(s) Filing Statement)

Common Shares, no par value
Preferred Shares, no par value
Units, each composed of one common share, no par value, and one preferred share, no par value
American Depositary Shares (each of which represents two Units)
 (Title of Class of Securities)

BRGETTACNOR4 (Common Shares)
BRGETTACNPR1 (Preferred Shares)
BRGETTCDAM17 (Units)
US37428A1034 (American Depositary Shares Representing Two Units)
 (ISIN of Class of Securities)

37428A103 (American Depositary Shares Representing Two Units)
(CUSIP Number of Class of Securities)

Cassio Schmitt, Chief Executive Officer
Getnet Adquirência e Serviços para Meios de Pagamento S.A.
Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição
São Paulo, São Paulo, 04543-011
Federative Republic of Brazil
+55 (11) 5184-9002

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. - INSTITUIÇÃO DE PAGAMENTO

TABLE OF CONTENTS

ITEM

1.   Minutes of the Extraordinary Shareholders’ Meeting of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento held on July 8, 2022.

2.   Final Synthetic Voting Map of the Extraordinary Shareholders’ Meeting of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento held on July 8, 2022.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander, PagoNxt Merchant Solutions, S.L. (“PagoNxt Merchant Solutions”) and Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento (“Getnet”) resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to risks, uncertainties and changes in circumstance, including the satisfaction of closing conditions for the transaction, including regulatory approval, and the possibility that the transaction will not be completed. None of Banco Santander, S.A. (“Santander”), PagoNxt Merchant Solutions or Getnet undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Important Additional Information And Where To Find It

The tender offer for the outstanding common shares, preferred shares (collectively, the “Shares”), units, each composed of one common share and one preferred share (“Units”) and American depositary shares, each representing two Units (“ADSs”), of Getnet has not been commenced. This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Getnet Shares, Units and ADSs. The solicitation and offer to buy Getnet Shares, Units and ADSs will only be made pursuant to an offer to purchase and related materials. At the time the tender offer is commenced, PagoNxt Merchant Solutions will file a tender offer statement on Schedule TO with the SEC and thereafter, Getnet will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and security holders are urged to read these materials (including an offer to purchase, a related letter of transmittal and certain other tender offer documents) carefully when they become available since they will contain important information, including the terms and conditions of the tender offer. The offer to purchase, solicitation/recommendation statement and related materials will be filed with the SEC, and investors and security holders may obtain a free copy of these materials (when available) and other documents filed by PagoNxt Merchant Solutions and Getnet with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by Getnet at ri.getnet.com.br/en/.

Item 1

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A. – INSTITUIÇÃO DE PAGAMENTO

Publicly Held Company with Authorized Capital

CNPJ/ME No. 10.440.482/0001-54

NIRE 35.300.567.064

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS´MEETING
HELD ON JULY 8, 2022

DATE, TIME AND PLACE: On July 8, 2022, at 2:00 p.m., at the principal place of business of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento (“Getnet” or the “Company”), located in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, nº 2041 - Bloco A – conj. 121 – Vila Nova Conceição - CEP 04543-011.

ATTENDANCE: Shareholders representing 96,21% of the Company´s voting capital, as verified by the signatures contained in the Shareholders´ Attendance Book and considering the remote voting ballots, as per the synthetic voting map disclosed by the Company.

MEETING BOARD: Chairman: Luciano Decourt Ferrari; and Secretary: Daniela Mussolini Llorca Sanchez.

CALL NOTICE AND PUBLICATIONS: Call Notice published in the “Valor Econômico” newspaper, in the May 30 and 31, 2022 and June 1st, 2022 editions.

AGENDA: (1) Resolve, pursuant to paragraph 1 of article 6 of the Company’s Bylaws: a) the termination of Getnet’s registration as a publicly-held company (Category A) with the Brazilian Securities and Exchange Commission (“CVM”); and b) the termination of Getnet’s registration with the U.S. Securities and Exchange Commission (“SEC”); both items (a) and (b) conditioned on the conclusion and settlement, respectively, of a public delisting tender offer in Brazil (the “Brazilian Offer”) and a public tender offer in the United States of America (the “U.S. Offer” and, together with the Brazilian Offer, the “Offers”) by the Company’s controlling shareholder, PagoNxt Merchant Solutions S.L., a company incorporated and existing under the laws of Spain, with its registered office at Ciudad Grupo Santander, Avenida de Cantabria s/n, 28660 Boadilla del Monte, Madrid, Spain (“PagoNxt”); and (2) If the previous matter is approved, to authorize and ratify all the acts of the Company’s managers necessary for the effectiveness of the resolutions proposed and approved by the Company’s shareholders.

READING OF DOCUMENTS, VOTING, AND DRAWING UP OF THE MINUTES: (1) The reading of the documents related to the Agenda was dismissed, considering that they are entirely known by the shareholders and were disclosed on the Brazilian Securities and Exchange Commission website ( “CVM” - www.cvm.gov.br) on May 30, 2022; (2) The declarations of votes, objections and divergences submitted shall be numbered, received and certified by the Board and shall be kept filed at the Company’s headquarters, pursuant to Article 130, first paragraph, of Law No. 6,404/76, as amended, and will be disclosed in accordance with the applicable rules; and (3) The drawing up of these minutes as a summary was authorized, as well as its publishing without the signatures of all the attending shareholders, pursuant to Article 130, paragraphs 1 and 2, of Law No. 6,404/76.

REMOTE VOTING: The attending shareholders resolved to dismiss the reading of the Consolidated Voting Map disclosed to the market on May 30, 2022, pursuant to paragraph 4 of Article 48 of CVM Ruling No. 81/2022, which was made available for shareholders’ appreciation, along with the remaining abovementioned documents.

RESOLUTIONS: Following the discussions related to the Agenda’s matters, the attending shareholders of the Company resolved to:

(1) APPROVE, by majority, with 899,636,094 affirmative votes, 61,930 dissenting votes e 15,024,389 votes not cast due to abstentions, under paragraph 1 of article 6 of the Company´s Bylaws: a) the termination of Getnet’s registration as a publicly-held company (Class A) with the CVM; and b) the termination of Getnet’s registration with the SEC; both items (a) and (b) conditioned on the conclusion and settlement, respectively, of the Offers by the Company’s controlling shareholder, PagoNxt and to the meeting of the quorum necessary for the purposes of terminating the Company´s registration with the CVM in the context of the Brazilian Offer, pursuant to CVM Resolution No. 85, of March 31, 2022; and

(2) AUTHORIZE and RATIFY, by majority, with 899,636,094 affirmative votes, 54,712 dissenting votes and 15,032,399 votes not cast due to abstentions, all the acts of the Company’s managers necessary for the effectiveness of the resolutions proposed and approved by the Company’s shareholders.

CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

SIGNATURES: Luciano Decourt Ferrari, Chairman and Daniela Mussolini Llorca Sanchez, Secretary of the Board. Shareholders: PAGONXT MERCHANT SOLUTIONS, S.L. – Lóren Cristine Ribeiro Dias, attorney-in-fact; THE BANK OF NEW YORK MELLON – Lóren Cristine Ribeiro Dias, attorney-in-fact; IT NOW IFNC FUNDO DE ÍNDICE, IT NOW SAMALL CAPS FUNDO DE INDICE, ITAU SMALL CAP MASTER FUNDO DE INVESTIMENTO EM AÇÕES, WM SAMALL CAP FUNDO DE INVESTIMENTO EM AÇÕES - Christiano Marques de Godoy - attorney-in-fact; and SPX PATRIOT MASTER FIA; SPX FALCON MASTER FIA; SPX APACHE MASTER FIA; SPX FALCON INSTITUCIONAL MASTER FI MULTIMERCADO; FIM CP LS INVESTIMENTO NO EXTERIOR; MINISTRY OF ECONOMY AND FINANCE; MACQUARIE MULTI-FACTOR FUND; BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD; NEW YORK STATE COMMON RETIREMENT FUND; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; THE BOARD OF.A.C.E.R.S.LOS ANGELES, CALIFORNIA; CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN; MOBIUS LIFE LIMITED; THE BOARD OF THE PENSION PROTECTION FUND; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I; QIC INTERNATIONAL EQUITIES FUND; QIC LISTED EQUITIES FUND; SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY; WISDOMTREE EMERGING MARKETS EFFICIENT CORE FUND; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; PENSIONDANMARK PENSIONSFORSIKRINGSAKTIESELSKAB; ALASKA PERMANENT FUND; DIMENSIONAL EMERGING MKTS VALUE FUND; THE EMERGING M.S. OF THE DFA I.T.CO.; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; JOHN HANCOCK FUNDS II EMERGING MARKETS FUND; JOHN HANCOCK VARIABLE INS TRUST EMERGING MARKETS VALUE TRUST; DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM; LEGAL  GENERAL GLOBAL EQUITY INDEX FUND, LEGAL & GENERAL ICAV; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; CITY OF NEW YORK GROUP TRUST; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FORD MOTOR COMPANY OF CANADA; L PENSION TRUST; OLD MUTUAL LIFE ASSURANCE COMPANY (SOUTH AFRICA) LTD; ALBERTA INVESTMENT MANAGEMENT CORPORATION; NORGES BANK; INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST; DEUTSCHE ASSET  WEALTH MANAGEMENT INVESTMENT GMBH FOR D GPF – by Remote Voting Ballot.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

Luciano Decourt Ferrari Chairman	Daniela Mussolini Llorca Sanchez Secretary

Item 2

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. - INSTITUIÇÃO DE PAGAMENTO

Publicly-Held Company

Corporate Taxpayers’ Registry No.10.440.482/0001-54

EXTRAORDINARY GENERAL MEETING

In compliance with the Resolution CVM no. 81/2022, we present the Final Synthetic Voting Map consolidating the voting instructions issued remotely and in attendance for each matter submitted to the resolution of the Extraordinary General Meeting held on July 8th, 2022, at 2 P.M (BRT), with the identification of the approvals, rejections, and abstentions.

			Class of Shares and total number of Votes for each Resolution
Item	Resolution - EGM	Votes	Common (ON)	Preferred (PN)
1	APPROVE, pursuant to paragraph 1 of article 6 of the Company’s Bylaws: a) the termination of Getnet’s registration as a publicly-held company (Category A) with the Brazilian Securities and Exchange Commission (“CVM”); and b) the termination of Getnet’s registration with the U.S. Securities and Exchange Commission (“SEC”); both items (a) and (b) conditioned toon the conclusion and settlement, respectively, of a public delisting tender offer in Brazil (the “Brazilian Offer”) and a public delisting tender offer in the United States of America (the “U.S. Offer” and, together with the Brazilian Offer, the “Offers”) by the Company’s controlling shareholder, PagoNxt Merchant Solutions S.L., a company incorporated and existing under the laws of Spain, with its registered office at Ciudad Grupo Santander, Avenida de Cantabria s/n, 28660 Boadilla del Monte, Madrid, Spain (“Pagonxt Merchant SolutionsPagoNxt”);	Approval	899,636,094	0
		Reject	61,930	0
		Abstain	15,024,389	0
2	If the previous matter is approved, to authorize and ratify all the acts of the Company’s managers necessary for the effectiveness of the resolutions proposed and approved by the Company’s shareholders.	Approval	899,636,094	0
		Reject	54,712	0
		Abstain	15,032,399	0

Luciano Decourt Ferrari

Investor Relations Vice-President

 GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO